EXHIBIT 99.1

[THOMSON LOGO]

The Thomson Corporation
Metro Center, One Station Place
Stamford, CT 06902
Tel (203) 539-8000
www.thomson.com

News Release

Media Contacts:	Investor Contact:

Jason Stewart Vice President, Media Relations (203) 539-8339 jason.stewart@thomson.com	Frank J. Golden Vice President, Investor Relations (203) 539-8470 frank.golden@thomson.com

UK: James Leviton
Finsbury
44.20.7251.3801
james.leviton@finsbury.com

FOR IMMEDIATE RELEASE

Thomson Confirms Preliminary Approach to Reuters

STAMFORD, Conn., May 7, 2007 – The Thomson Corporation (NYSE: TOC; TSX: TOC) confirmed today that it has made a preliminary approach to the Board of Directors of Reuters Group Plc. that may or may not lead to an offer being made for Reuters.

A further announcement will be made in due course.

The Thomson Corporation

The Thomson Corporation (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Conn., Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Corporation’s common shares are listed on the New York and Toronto stock exchanges (NYSE: TOC; TSX: TOC).